EXHIBIT 11.1



                                 CODE OF ETHICS

Charter of Ethics

The Code of Ethics is intended to provide information about Mirae Corporation`s ethical standards and the resources available to assist you in these standards. Every person who works for Mirae Corporation is expected to understand and comply with the Code of Ethics. For easy reading, we have used the term `workforce' throughout this publication to apply to all persons working for the Company, including employees, contracts, temporary workers and consultants.

o At Mirae Corporation, we are committed to upholding the highest ethical standards in our work. Our reputation for honest and fair business dealings developed and continues today through the efforts of our workforce. It remains one of our greatest assets.

o Mirae Corporation entrusts ethical, transparent and accountable corporate governance in stride with fair and sheer competition in the world. The Code of Ethics identifies the legal and ethical parameters under which we conduct business.

o By creating and maintaining an environment that supports our core values of the integrity, professionalism, efficiency and legal corporate governance, each of us has the opportunity to achieve excellence and prosperity to the company and to the public.


Basic Spirits of Ethics

All members of Mirae Corporation's workforce share the responsibility for mutual understanding and cooperation and for creating and maintaining a work environment in which "well intended is our competitiveness." This applies to our innovative and creative efforts not only for generating new technologies and markets but also for enriching our lives.

Everyone at Mirae Corporation must contribute to the creation and maintenance of a positive work environment and have a special responsibility to set and communicate the code of ethics that allow all of us to excel.

Applicable object

Every person who works for Mirae Corporation, its affiliates or subsidiaries, is expected to understand and comply with the code of ethics. We believe the code of ethics provides us with the information and resources necessary to meet our ethical obligations to each other, to the Company, to our customers, suppliers and competitors and to the public.

Autonomous implementation

It is the personal responsibility of each of us, as a representative of the Company, to comply with the code of ethics. All members of Mirae Corporation are encouraged to bring any contravention of others and to seek advice, as appropriate, from the available resources to assist each other in resolving issues that are not covered by the code of ethics.


Discipline of Ethics

Obligations to our customers

o Supply of the best products and services
We believe that our customers are the Company's infrastructure and therefore, we are responsible to provide the best products and services and to respect customer opinions.

o Customer satisfaction
We have a faith in which Mirae Corporation does exist because of customers. For that reason, we consider customer's situations before our accommodations in order to attain customer satisfaction.

o Obligations to our investors
We respect to provide the stability and profits for our shareholders by rational investments and sound corporate governance in accordance with securities laws and regulations. Mirae Corporation is intended to provide all investors with equal access to material information about the Company at the same time.

Fair Competition

o The pursuit of free competition
At Mirae Corporation, we have set a high standard of competing ethically and fairly at all times. In accordance with general principles of free competition and order of market economy, each member of Mirae Corporation is committed to provide quality products and services for attaining customer's credibility. Our workforce, especially those persons involved in sales, purchasing and dealings with competitors, are required to compete fairly and do not make inaccurate, false or misleading comments about other parties.

o Compliance with laws and regulations
Members of Mirae Corporation is committed to attaining the highest ethical standards in conventional commercial interactions and complying with all laws and regulations of the countries where we are in all of our interactions with our workforce, our customers, our suppliers, and our competitors and the public.

o Protection of confidential information
All members of Mirae Corporation's workforce must protect and not disclose information about the Company that is not generally available to the public or has not been published or widely disseminated.

Fair Trade

o Selection of Suppliers
Mirae Corporation considers all qualified suppliers with fairness. If a member of the Company is responsible for receiving bids, you should provide all qualified suppliers with the Company's technical and business requirements.

o Fair Trade Procedure
We must make purchasing decisions based on the long-term cost and benefit to Mirae Corporation, while making sure that agreements are fair to the Company and the supplier. And all trade conditions and procedures are fully conferred fairly and equally.

o The pursuit of mutual development
We intend to strive to build up competitiveness motivating our suppliers and our workforce based on technological and managerial supports. In addition, we motivate all suppliers through innovation sharing program.

Obligation and Compliance of Employment

o Mirae Corporation is committed to attaining the highest ethical standards in our work and in all of our interactions with our workforce, our customers, our suppliers, our competitors and the public.

o Each of us is responsible for reading the code of ethics and maintaining Mirae Corporation's reputation for ethical business conduct. Mirae Corporation expects you to comply with the policies set forth in this publication and to rely upon your own high standards.

o Mirae Corporation also expects that you pledge yourself to the creation and maintenance of a positive work environment and an accommodating corporate culture.

Obligation to Mirae Corporation and Members of Our workforce

o We believe that all individuals deserve consideration and respect regardless of sex, age, color, religion, national origin, ancestry, physical or mental disability, medical condition, marital status, sexual orientation. This applies to all workforce related decisions and actions including but not limited to recruitment, hiring, training, compensation, benefits, promotion and recreation.

o You may not engage in outside business activities that compete or appear to compete with the interests of Mirae Corporation or adversely affect your performance at Mirae Corporation.

o Each of us is personally responsible for the proper use of Company property, facilities and equipment. In our dynamic business, we must use our assets as efficiently as possible and remain alert to opportunities for improving performance while reducing costs.

Obligation to the Public

o As a socially responsible corporate citizen, Mirae Corporation is committed to making a meaningful and positive contribution the communities in which we do business. As part of commitment, we maintain and encourage a corporate philanthropy program to support organizations and activities in these communities. Our program complies with all governmental guidelines. Mirae Corporation has a policy not to provide support to political candidates or parties or endowment fundraising campaigns.

o Mirae Corporation is committed to protecting the environment and the safety and health of our workforce. Taking care of the environment is part of our corporate responsibility to current and future generation.

o Mirae Corporation, like all other companies that manufacture high technology products, uses regulated chemical and raw materials and generates wastes. Each of us is responsible for full compliance with all legal requirements and Company policies.